G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	P. 212.407.4063 Main 212.407.4000 Fax aweniger@loeb.com

May 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abri SPAC 1, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed February 7, 2023 File No. 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on February 7, 2023 (the “S-4”) contained in the Staff’s letter dated February 28, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 2 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.  We reissue comment 1 in part. Where you discuss the controlled company exemption on your prospectus cover, please revise to state that DLQ Parent will exercise control over the company by owning approximately 59% of the Combined Company at closing and clarify whether such figure assumes no Earnout Shares are issued. In addition, we note your disclosure on page 182 that “for at least some period following the Merger, the Combined Company may utilize these exemptions since the Combined Company has not yet made a determination with respect to the independence of all directors.” Revise to include comparable disclosure on your prospectus cover and pages 19 and 60.

Response: The Company has revised the disclosure in the Amendment to reflect this and to address the Staff’s comment. Please see the cover page, “Will the Combined Company be a “Controlled Company” after the Business Combination” on page 19, risk factor on page 60 “Abri will be a “controlled company” and the Combined Company can rely on exemptions from certain corporate governance requirements that provide greater protection to stockholders of other companies”, and page 182 “Controlled Company Exemption.”

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

2.  We reissue comment 2. Explicitly state the national securities exchange where the securities of the post-combination company will be listed, including the corresponding trading symbol for the securities, on your prospectus cover. Refer to Item 501(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see the cover page.

Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 11

3.  We note your revised disclosure in response to comment 4 and reissue in part. Please revise to quantify the value of the Sponsor Earnout Shares and the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. In this regard, we note your disclosure on page 10 that, “if the Business Combination is not consummated, the aggregate amount of approximately $5,630,264 will be lost.” This does not include the amounts that the Sponsor and its affiliates would stand to gain upon completion of the business combination. Ensure your disclosure on pages 35, 69 and 101 is consistent with the disclosure here.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 11, 36, 71 and 105.

Q: Are there any arrangements to help ensure that Abri will have sufficient funds..., page 12

4.  Please revise your disclosure here and in your risk factor on page 67 that you included in response to comment 13 to clarify whether you anticipate needing, and pursuing, the additional $25 million financing through the Sponsor. Please also clarify whether you are obligated to use commercially reasonable efforts to enter into such financing regardless of whether you need the additional cash. Lastly, please revise this section and your risk factor on page 67 to address how the lack of a minimum cash condition may contribute to the post-combination company being under-capitalized.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 13, 93 and Risk Factor on page 67 “We may require additional debt and equity capital to pursue our business objectives after the Business Combination and respond to business opportunities, challenges or unforeseen circumstances and if such capital is not available, our business, financial condition and results of operations may be adversely affected.”

Summary of the Joint Proxy Statement, page 20

5.  We note your disclosure under the headings “Potential Impact of Additional Dilution” on pages 25 and 34 appears to present the same information. Please remove one of the redundant discussions or explain how they are different.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment and removed the disclosure from page 25.

Merger Agreement, page 24

6.  We note your revised disclosure in response to comment 6. Please further revise to replace the organizational charts you included on pages 24 and 33 with the chart you included on page 132 that illustrates the relationship between the post-combination company and the Sister Companies.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment and conformed the charts on pages 24, 33 and 137.

Parent Stockholder Support Agreement, page 29

7.  We reissue comment 8, as we are unable to locate your revised disclosure. We note your disclosure that Abri and a certain stockholder of Abri entered into the Parent Stockholder Support Agreement, pursuant to which they agreed to vote all shares of Abri Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of, in favor of the Parent Proposals. With respect to the additional shares of Abri they may acquire, confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located on the SEC’s website.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment on pages 29 and 86.

Risk Factors

DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page 44

8.  We note your revised disclosure in response to comment 14 and reissue. We note the DLQ financial projections appear to suggest you expect a $2.6M income tax expense in 2023. Please include comparable disclosure in this risk factor.

Response: The Company has revised the disclosure in the Amendment to remove the risk factor. DLQ has resolved its open tax filing issues since filing the S-4 and does not expect any income tax expense liability.

Delaware law and our Amended Charter and Bylaws will contain certain provisions..., page 60

9.  We note your revised disclosure in response to comment 11 and reissue our comment in part. Revise this risk factor to address the inability of stockholders to act by written consent. We also note that your disclosure suggests, and the proposed charter provides, that stockholders may not act by written consent, but Section 2.9 of the proposed bylaws appears to permit stockholders to act by written consent. Please revise for consistency.

Response: We have deleted Section 2.9 of the proposed bylaws and an updated proposed bylaws has been filed with the Amendment.

Warrant Revenue Sharing Side Letter, page 85

10.  We note in your response to comment 16 that the pro forma financial information does not give effect to the Warrant Revenue Side Sharing Agreement. Please add a pro forma adjustment for the effect of this agreement to the pro forma financial information on pages 152 through 163 or explain why such an adjustment is not necessary. The adjustment should be accompanied by a footnote explaining how the amount was determined and the accounting treatment. Refer to Rule 11-02(a)(6) of Regulation S-X.

Response: We acknowledge the Staff’s comment, and the Warrant Revenue Side Sharing Agreement disclosure has been revised with an adjustment and footnote “I” on page 163 as follows:

(I)  Represents recognition of the fair value of the Warrant Revenue Side Sharing Agreement as a liability. Per such agreement, Abri will split the proceeds of any warrant cash exercises received at any time, by delivering to the Sponsor 20% of the gross proceeds received by Abri. The current liability is based on a fair value calculation using the present value of a Black-Scholes option pricing model to compute the expected cash flows from the warrants.

Background of the Proposed Business Combination with DLQ, page 87

11.  We note your disclosure in response to comment 18 that Mr. Tirman and Mr. Suen had met several years before at a dinner gathering, and that Mr. Tirman has known Mr. Suen for many years, but there has never been a business relationship between them. Please provide more detail about the nature of the relationship between Mr. Tirman and Mr. Suen.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment.

12.  We note your revised disclosure in response to comments 19 and 22 and reissue our comments in part. Please include a description of the key terms in the initial draft of the letter of intent that was delivered on July 28, 2022 and specify which party prepared the initial draft. Where you discuss the merger agreement negotiations, revise to describe any negotiations relating to the type of consideration to be paid, the earnout shares, the warrant revenue sharing arrangement, and the financial projections. If such terms were not negotiated, so state, and disclose which party proposed such terms. In this regard, we note your disclosure that the terms of many ancillary documents did not change materially from those circulated in the letter of intent.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 90-91.

13.  We reissue comment 20 in part. Please disclose which party proposed the initial $140 million valuation figure.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 90.

14.  We note your response to comment 21 that the agreed valuation of $114 million does not reflect the additional $25 million financing. Please disclose this in your filing. In addition, disclose any discussions about the need to obtain additional financing for the combined company and any negotiations or marketing processes undertaken to date. If there were none, so state.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see “Are there any arrangements to help ensure that Abri will have sufficient funds, together with the proceeds in its Trust Account, to fund the consideration?” on page 13, disclosure on pages 90-91.

Certain DLQ Projected Financial Information, page 93

15.  We reissue comment 28 in part. Quantify the growth rates you are assuming of DLQ’s current businesses.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 97.

Opinion of Abri’s Financial Advisor, page 96

16.  We note your disclosure that TMG reviewed financial projections prepared by the management of DLQ relating to DLQ for the fiscal years ending 2022 through 2023 as part of its analysis. Please clarify whether these are the same projections that appear on page 94, and if not, include such projections in your filing.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 100.

Total Shares of Common Stock Outstanding Upon Consummation of the Business Combination Maximum Redemption Scenario, page 102

17.  Please disclose why the requirement to maintain a minimum amount of $5,000,001 of net tangible assets has been removed from the maximum redemption scenario in conjunction with closing on the business combination. Also, explain how the anticipated transactions costs will be paid from available cash at closing.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment by adding a proposal to further amend Abri’s Current Charter to remove the requirement for the Company to maintain a minimum amount of $5,000,001 of net tangible assets in order to complete a Business Combination. Please see Proposal No. 2.A, on page 109 and in the Question and Answer “What is the purpose of the Amendment to the Current Charter?” on page 7. In addition, we have added the disclosure that the Company is having discussions with an external party concerning the extension of at least $4,555,231 in immediately available working capital to the combined company at Closing to cover closing costs, including the deferred underwriter’s fee. Please see pages 13, 34, 92, 93 and Risk Factor on page 69 “We may require additional debt and equity capital to pursue our business objectives after the Business Combination and respond to business opportunities, challenges or unforeseen circumstances and if such capital is not available, our business, financial condition and results of operations may be adversely affected.”

18.  We reissue comment 3 in part. Please revise to include a cross reference to the full analysis of the different ownership scenarios and related dilution discussion on pages 32--34.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 106.

Information About DLQ, page 131

19.  We note your disclosure on page F-80 that DLQ entered into a new Managed Services Agreement with a significant new client and signed a non-binding letter of intent to acquire a private company and that DLQ expects to place the private company executives in senior management positions. We also note your disclosure on page 94 that this Managed Services Agreement was a factor in preparing the DLQ projections. Please address these business developments in this section.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see Page 138.

Major Customers, page 140

20.  We note your response to comment 37. Please file the redacted versions of the agreements as exhibits to your registration statement. Alternatively, please provide your analysis as to why you are not required to file these agreements under Item 601(b)(10) of Regulation S-K.

Response: The Company has filed the Managed Services Agreement referenced in Comment 19 as an exhibit to the Amendment. The Company further advises the Staff that DLQ’s contracts with its remaining significant customers generally permit them to terminate DLQ’s services at any time and are primarily on a purchase order or insertion order basis. See “Risk Factors - DLQ has substantial customer concentration, with a limited number of customers accounting for a substantial portion of our Revenues.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DLQ

Carve-Out Results of Operations for fiscal years ended December 31, 2021 and 2020 Cash Flows

Operating Activities, page 150

21.  Your discussion indicates that your loss from operations during the year ended December 31, 2021 was $(1,314,376) compared to $(3,637,744) for the year ended December 31, 2020 when these were actually your cash flows used in operating activities for the respective periods. Please revise. Also, please discuss the key drivers responsible for changes in your cash flows used in operations during these periods. Your discussion of changes in cash used in or provided by investing and financing activities should be similarly revised.

Response: The Company has revised DLQ’s disclosures in the Amendment to reflect updated financial statements for the fiscal years ended December 31, 2022 and 2021. As such, the Staff’s specific comment has been rendered moot. Notwithstanding the foregoing, the Company has taken care to include similar disclosures in the updated financial statements to those requested by the Staff in this comment with respect to the prior financial statements.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 155

22.  We note your response to comment 41. There does not appear to be a revised disclosure explaining how DataLogiq, Inc.’s equivalent per share pro forma net loss, basic and diluted amounts, assuming maximum redemptions, for the nine months ended September 30, 2022 and year ended December 31, 2021 was determined. The pro forma equivalent net loss per share amounts, redeemable and non-redeemable common stock, basic and diluted, do not recalculate using the expected exchange ratio of .75 for the Pro Forma Combined (Assuming Maximum Redemptions) scenarios for the nine months ended September 30, 2022 and the year ended December 31, 2021. Please revise the amounts in the table or revise to explain in further detail how these amounts were determined.

Response: The Company has revised the disclosure in Note 2 to disclose the number of DLQ common shares which are being exchanged for the Abri 11,400,000 common shares. The exchange of the 11,400,000 Abri shares for the 15,288,078 does represent the expected exchange ratio of 0.75, per your comment.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

23.  We note your response to comment 47. For the transaction adjustments to the promissory notes, related party, and the warrant liability at September 30, 2022, please add a label that properly references to your Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet.

Response: In response to your comment, a label has been added indicating the proper reference.

Executive and Director Compensation, page 176

24.  Please update this section to include disclosure for the year ended December 31, 2022.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 176.

Annex D

Fairness Opinion by The Mentor Group, page D-1

25.  Please revise the schedules to the fairness opinion on pages D-11 through D-30 to ensure the information is legible.

Response: The schedules to the fairness opinion on pages D-11 through D-30 have been replaced and filed with the Amendment.

Notes to Carve-Out Consolidated Financial Statements

Note 10. Loss Per Share, page F-78

26.  Please revise your disclosure to clearly explain how you estimated the weighted average common shares outstanding, basic and diluted, based on management’s estimate of outstanding common shares at the time of the merger between the Company and ABRI SPAC I. Also, please revise to clearly label the earnings per share amounts as “pro forma earnings per share”.

Response: The Company has revised its financial statements, including specifically in Note 10, to clearly label the earnings per share amounts as “pro forma net loss per share” and said disclosure has also been updated to explain how the weighted average shares were estimated at the time of the execution of the Merger Agreement.

General

27.  We note your response to comment 62 that DLQ Parent is preparing its own proxy statement to obtain stockholder approval of the Business Combination. Accordingly, please remove references to the “joint” proxy statement in your filing.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner